Skadden, Arps, Slate, Meagher & Flom llp
525 UNIVERSITY AVENUE
PALO ALTO, CALIFORNIA 94301
________

TEL: (650) 470-4500
FAX: (650) 470-4570
www.skadden.com

October 27, 2011

VIA EDGAR AND OVERNIGHT COURIER

Mr. David L. Orlic
Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	MIPS Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on October 11, 2011
File No. 000-24487

Dear Mr. Orlic:

On behalf of MIPS Technologies, Inc. (the “Company”), this letter sets forth the Company’s response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 19, 2011 (the “Comment Letter”), regarding the Company’s above referenced preliminary proxy statement on Schedule 14A filed on October 11, 2011 (the “Preliminary Proxy Statement”).  For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response to such comment.

As discussed with the Staff, the Company is filing concurrently herewith via EDGAR its definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”), which has been marked to show changes made to the Preliminary Proxy Statement, as required by Rule 14a-6(h).  The changes reflected in the Definitive Proxy Statement include those made in response to the comments of

Mr. David L. Orlic
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
October 27, 2011

the Staff set forth in the Comment Letter.  Clean and marked courtesy copies of the Definitive Proxy Statement are enclosed.

In addition, please note that, as more fully described in the Definitive Proxy Statement and the Company’s Current Report on Form 8-K, filed October 24, 2011, the Company announced on October 24, 2011, that it had entered into a settlement agreement (the “Settlement Agreement”) with Starboard Value and Opportunity Master Fund Ltd (collectively with its affiliates and other related parties, “Starboard”) pursuant to which the Company’s Board of Directors (the “Board”) has agreed to increase the size of the Board from seven to nine directors, effective as of the Company’s 2011 annual meeting of stockholders, currently scheduled to be held on December 7, 2011 (the “2011 Annual Meeting”) and, in order to fill the new positions resulting from the increase in the size of the Board, to nominate, upon the recommendation of the Company’s Compensation and Nominating Committee, Starboard nominees Mr. Jeffrey S. McCreary and Mr. Kenneth H. Traub (the “Starboard Nominees”) for election at the 2011 Annual Meeting as a Class II director with a term expiring at the Company’s 2012 annual meeting of stockholders and as a Class III director with a term expiring at the Company’s 2013 annual meeting of stockholders, respectively.  Pursuant to the Settlement Agreement, Starboard has withdrawn its letter previously submitted to the Company nominating certain individuals for election to the Board at the 2011 Annual Meeting and has agreed not to present any proposals or additional director nominees at the 2011 Annual Meeting and to vote their shares of the Company’s common stock in favor of the nominees selected by the Board for election as directors at the 2011 Annual Meeting.  Accordingly, the Company no longer considers the prior efforts of Starboard to be a “solicitation in opposition” for purposes of the proxy rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and has taken this position into account in preparing the Definitive Proxy Statement and in responding to the Staff’s comments, as set forth below.

General

1.
Throughout your proxy statement and in your form of proxy card, you disclose that proxies will have discretionary authority to vote upon other matters that may properly come before the meeting, including adjournment.  This appears to diverge from the standard set forth in Rule 14a-4(c)(1).  Please advise, or revise your materials.

Mr. David L. Orlic
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
October 27, 2011

Response

In response to the Staff’s comment, the Company has revised the relevant disclosure to state throughout the Definitive Proxy Statement and form of proxy card filed therewith that the proxies will have discretionary authority to vote upon matters incident to the conduct of the meeting.

Letter to Stockholders

2.
We note the statements, “Even if you plan to attend the annual meeting, please complete, sign, date and promptly return the [COLOR] enclosed proxy card. . .”  Please revise these statements to indicate that stockholders wishing to vote with the recommendation of the board contained in the proxy should submit the “[COLOR] enclosed proxy card.”

Response

Because there is no longer a “solicitation in opposition” as a result of the Settlement Agreement described above, it is no longer necessary to identify the color of the Company’s proxy card.  The Company has accordingly deleted all references to the color of its proxy card and included all director nominees for election at the 2011 Annual Meeting, including the Starboard Nominees (as defined above), on the form of proxy filed with the Definitive Proxy Statement.

Stockholders Entitled to Vote. . . , page 1

3.
We note your disclosure that shares that abstain from voting will not be counted for purposes of determining the number of votes entitled to vote with respect to a particular proposal.  We also note your disclosure that the applicable voting standard for Proposal Nos. 2, 3, 4 and 5 is a majority of votes actually cast.  Finally, we note your disclosure that abstentions will have the effect of “no” votes in connection with these proposals.  Please clarify these statements, which appear to be inconsistent.

Mr. David L. Orlic
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
October 27, 2011

Response

The disclosure on page 1 of the Definitive Proxy Statement has been revised as requested.

4.	Please revise to state clearly that shares held in “street name” by a broker will not be voted on any proposals if the beneficial owner does not provide voting instructions to the broker, or advise.

Response

The disclosure on page 1 of the Definitive Proxy Statement has been revised as requested.

Proxies, page 2

5.
You state that your directors, officers and employees may solicit proxies in person or by telephone, telegram or other means of communication.  Please confirm your understanding that all written soliciting materials, including scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

Response

The Company acknowledges the Staff’s comment and confirms that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, will be filed under the cover of Schedule 14A.

Proposal No. 1 – Election of Directors, page 3

6.
We note that you reserve the right to vote for unidentified substitute nominees.  Please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses

Mr. David L. Orlic
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
October 27, 2011

whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes such substitute nominees in Annex A.

Response

The Company acknowledges the Staff’s comment and confirms that if the Board lawfully identifies or nominates substitute nominees before the 2011 Annual Meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominees and (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected.  Because there is no longer a “solicitation in opposition” as a result of the Settlement Agreement described above, the information concerning participants in the Company’s solicitation of proxies set forth in Annex A is no longer required under the proxy rules.  As such, the Company confirms instead that if the Board lawfully identifies or nominates substitute nominees before the 2011 Annual Meeting, it will file an amended proxy statement that includes the disclosure required by Items 5(a) and 7 of Schedule 14A with respect to such nominees.  The Company continues to reserve the right to lawfully identify or nominate substitute nominees before the 2011 Annual Meeting.

7.
Please revise the business descriptions of your nominees to include brief descriptions of the principal businesses of the corporations and other organizations in which your nominees’ occupations and employments were carried out.

Response

The disclosures on pages 3 through 6 of the Definitive Proxy Statement have been revised as requested.

8.	Please revise Mr. Weber’s business description to clarify his business experience from 2009.

Mr. David L. Orlic
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
October 27, 2011

Response

The disclosure on pages 3 to 4 of the Definitive Proxy Statement has been revised as requested.

9.
We note your disclosure that the board of directors recommends stockholders’ election of the company nominees as directors.  Please disclose why the board of directors believes it is in the best interests of stockholders to vote in favor of electing these nominees.

Response

The Company notes that pursuant to the Settlement Agreement described above the Company has agreed to nominate, upon the recommendation of the Compensation and Nominating Committee, the Starboard Nominees (as described above) for election at the 2011 Annual Meeting but, in response to the Staff’s comment, has nevertheless revised the Definitive Proxy Statement to disclose on page 3 that the Board of Directors seeks, among other things, to have members with a variety of backgrounds and experiences and as such believes, as supported by the descriptions of the experience, qualifications, attributes or skills of each director nominee set forth on pages 3 through 6 of the Definitive Proxy Statement, that it is in the best interests of stockholders to vote in favor of each director nominee.

The Company also respectfully draws the Staff’s attention to the disclosures on page 7 of the Definitive Proxy Statement regarding its determination that each of its directors and each nominee for director, other than Mr. Sandeep Vij, the Company’s President and Chief Executive Officer, qualifies as “independent” in accordance with the NASDAQ listing requirements and on page 8 under the heading “Corporate Governance” regarding the process the Compensation and Nominating Committee undertakes in considering and recommending nominees for election as a member of the Board.

10.
Please provide further background discussion of the contacts you have had with Starboard during the time leading up to the current solicitation.  Please describe in further detail the specifics of discussions

Mr. David L. Orlic
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
October 27, 2011

between the parties at the September 7, September 22, September 28 and September 29 meeting with Starboard.  Please also describe any communications occurring since the September 29 meetings and if material, the specifics of any of these discussions between the parties.

Response

In view of the Settlement Agreement, the Company has amended the disclosure on pages 6 to 7 of the Definitive Proxy Statement to provide an overview of the material terms of the Settlement Agreement and has omitted a lengthy description of contacts with Starboard, which the Company respectfully submits is no longer material to investors.  The revised disclosures now read as follows:

As disclosed in its initial Schedule 13D filed on August 22, 2011, Starboard Value and Opportunity Master Fund Ltd, an exempted company organized under the laws of the Cayman Islands (collectively with certain of its affiliates and other related parties, “Starboard”) began acquiring shares of our common stock in early August 2011.

On September 12, 2011, Starboard submitted a letter regarding its intent to nominate four candidates for election to our Board at the Annual Meeting. Starboard indicated that if there are only three directors up for election at the Annual Meeting, it would withdraw one of its four nominees.

Following a series of discussions that took place between representatives of Starboard and representatives of the Company, the Board of Directors determined that it was in the Company’s and its stockholders’ best interests to avoid an election contest and the expense and disruption that may result from such a contest.  As a result, on October 21, 2011, the Company entered into a Settlement Agreement (the “Settlement Agreement”) with Starboard.  Pursuant to the Settlement Agreement, the Company’s Board of Directors agreed to increase the size of the Board from seven to nine directors, effective as of the Annual Meeting. To fill the new positions resulting from the increase in the size of the Board, the Company has agreed to nominate, upon the recommendation of the Company’s Compensation and Nominating Committee, Starboard nominees Mr. Jeffrey S. McCreary and Mr. Kenneth H. Traub (the “Starboard Nominees”) for election at the 2011 Annual Meeting as a Class II director with a term expiring at the Company’s 2012

Mr. David L. Orlic
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
October 27, 2011

annual meeting of stockholders and as a Class III director with a term expiring at the Company’s 2013 annual meeting of stockholders, respectively.

In addition, if either of the Starboard Nominees is unable to serve as a director, resigns as a director or is removed as a director prior to the 2012 annual meeting and at such time Starboard beneficially owns at least (approximately) 7% of the Company’s then outstanding shares of common stock, then Starboard will be entitled to recommend a replacement director.  The replacement director must qualify as an “independent director” pursuant to NASDAQ listing standards and have relevant financial and business experience to fill the resulting vacancy, subject to the reasonable good faith approval of the Compensation and Nominating Committee.

Pursuant to the Settlement Agreement, Starboard has withdrawn its letter previously submitted to the Company nominating certain individuals for election to the Board at the 2011 Annual Meeting and has agreed not to present any proposals or additional director nominees at the 2011 Annual Meeting and to vote their shares of the Company’s common stock in favor of the nominees selected by the Board for election as directors at the 2011 Annual Meeting.  Starboard has also agreed to vote in accordance with the Board of Director’s recommendations for the other proposals submitted for approval at the 2011 Annual Meeting, including the Company’s proposals related to the Company’s stock plans and executive compensation (subject to the recommendations of Institutional Shareholder Services).  In addition, Starboard has agreed to certain standstill restrictions, which expire on the earlier of ten business days prior to the deadline for submission of stockholder nominations for the 2012 annual meeting or 75 days prior to the first anniversary of the 2011 Annual Meeting.

The Company has agreed to reimburse Starboard for its reasonable out-of-pocket expenses, including legal fees, in connection with the Settlement Agreement and the 2011 Annual Meeting, up to a maximum of $50,000.  Each of the Company and Starboard also agreed to mutual non-disparagement obligations.

The foregoing is not a complete description of the terms of the Settlement Agreement.  For a copy of the Settlement Agreement, please see Exhibit 10.1 of our Current Report on Form 8-K that we filed with the Securities and Exchange Commission on October 24, 2011.

Mr. David L. Orlic
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
October 27, 2011

Cost of Solicitation, page 52

11.	Please revise to fill in the blank regarding approximate solicitation costs incurred to date.

Response

In response to the Staff’s comment, the Company has filled in the blanks on page 46 of the Definitive Proxy Statement to the extent required under Item 4(a) of Schedule 14A but submits that because there is no longer a “solicitation in opposition” as a result of the Settlement Agreement described above, the disclosures required by Item 4(b) of Schedule 14A are no longer applicable.

Form of Proxy

12.	Please clearly mark your form of proxy “Preliminary Copy.” See Rule 14a-6(e)(1).

Response

As discussed with the Staff, the Company is filing the definitive (rather than preliminary) proxy materials concurrently herewith via EDGAR and as such has determined not to mark its form of proxy “Preliminary Copy.”

13.
Portions of your proxy card as filed appear to be missing.  For instance, there does not appear to be a specifically designated blank space for dating the proxy card.  See Rule 14a-4(a)(2).  Please ensure that you have filed a proxy card that is compliant with Rule 14a-4.

Response

Mr. David L. Orlic
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
October 27, 2011

The Company has taken measures to ensure that the proxy card that is filed with its Definitive Proxy Statement is compliant with Rule 14a-4, including Rule 14a-4(a)(2), and that it is available in full via EDGAR.

14.	Please revise the text of Proposal 5 so that it seeks approval of the compensation of your named executive officers “as disclosed pursuant to Item 402 of Regulation S-K” or a plain English equivalent.

Response

In response to the Staff’s comment, the Company has revised the text of Proposal 5 so that it seeks approval of the compensation of the Company’s named executive officers as disclosed pursuant to Item 402 of Regulation S-K.

Please contact me at (650) 470-4530, if you have any questions or comments regarding the foregoing or if you require additional information.

Very truly yours,

/s/ Kenton J. King

Kenton J. King

cc:	Via E-Mail

Ms. Allicia Lam
U.S. Securities and Exchange Commission

Ms. Gail Shulman
MIPS Technologies, Inc.

[MIPS Technologies, Inc. Letterhead]

October 27, 2011

VIA EDGAR AND OVERNIGHT COURIER Mr. David L. Orlic Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Division of Corporate Finance Washington, D.C. 20549

Re:	MIPS Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A |
Filed on October 11, 2011
File No. 000-24487

Dear Mr. Orlic:

                      In response to the request of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 19, 2011, MIPS Technologies, Inc. hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gail Shulman

Gail Shulman
Vice President, General Counsel & Secretary